Exhibit 99.1

St. John's, NL – September 28, 2022

FORTIS INC. ANNOUNCES QUARTERLY DIVIDEND INCREASE MARKING 49 CONSECUTIVE YEARS OF INCREASES

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) declared a common share dividend of $0.565 per share on the issued and outstanding fully paid common shares of the Corporation, representing an approximate 6% increase in the quarterly dividend, payable on December 1, 2022 to the common Shareholders of Record at the close of business on November 17, 2022, marking 49 consecutive years of increased dividends.

The Board has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

4.	$0.267141 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022; and,

8.	$0.565 per share on the Common Shares of the Corporation, payable on December 1, 2022 to the Shareholders of Record at the close of business on November 17, 2022.

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The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2021 revenue of $9.4 billion and total assets of $60 billion as at June 30, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com or www.sec.gov.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572

investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Corporate Affairs
Fortis Inc.
709.737.5323

media@fortisinc.com

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